SB PARTNERS                                                                     1 NEW HAVEN AVENUE
SUITE 102A
MILFORD, CT. 06460
TELEPHONE: (203) 283-9593
         FAX: (203) 283-9596

December 11, 2012

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:              Mr. Daniel L. Gordon, Branch Chief
Mr. Eric McPhee, Staff Accountant

Re:         Response to comment letter dated November 29, 2012
Form 10-K for the year ended December 31, 2011
Form 10-Q for the quarter ended June 30, 2012
File No. 0-08952

Gentlemen:

SB Partners (the “Company”) has prepared this letter in response to the Staff’s comment letter dated November 29, 2012 (the “Comment Letter”) regarding the above referenced 1934 Act filings.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter, in italics above our responses.

Form 10-K for the year ended December 31, 2011
Item 2. Properties, page 7

1. In future Exchange Act periodic reports, please also present lease expiration information for your commercial properties.

Response: Registrant will comply with the request.

2. In future Exchange Act periodic reports, please revise your disclosure in footnote (a) regarding Effective Annual Rent to explain how your average effective rental revenue per square foot data accounts for tenant expense reimbursements and concession or abatements.

Response: Registrant will comply with request.

3. In future Exchange Act periodic reports, please also expand your disclosure to include similar property information for your affiliate, Sentinel Omaha, LLC or advise us why such disclosure is not applicable or material.

Response: Registrant will comply with request.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results Real Estate, page 10

4. To the extent material, please supplement your disclosure in this section in future Exchange Act periodic filings to provide more detail about the material terms of your leases so that investors can understand the typical arrangements used to earn revenues.

Response: Registrant will comply with request.

Liquidity and Capital Resources, page 12

5. We note the company’s disclosure’s that the properties are expected to generate sufficient cash flow to cover operating, financing and capital improvement costs.  In future Exchange Act periodic reports, please discuss in greater detail the company’s cash needs and sources of cash.  If applicable, please identify and describe any external sources of liquidity.

Response: Registrant will comply with request.

6. We note your disclosure regarding the execution of the new Loan Agreement with the Holder in 2011.  In future Exchange Act periodic reports, please discuss any terms of the financing arrangement that could affect the company’s liquidity.

Response: Registrant will comply with request.

Form 10-Q for the quarter ended June 30, 2012
(3) Investment in Sentinel Omaha, LLC, page 6

7. We note your disclosure on page 33 of your Form 10-K for the year ended December 31, 2011, that Omaha reported that as of December 31, 2011 the combined fair value of its real estate properties is less than the combined face value of its mortgages and unsecured loan. Please reconcile this to the table on page 32 that shows the fair values of the assets of Omaha exceed the fair values of the liabilities of Omaha by $11 million. Additionally, we note that as of June 30, 2012, the fair values of the assets of Omaha exceed the fair values of the liabilities of Omaha by over $18 million. Please tell us at what point you would expect to stop fully reserving the value of your investment in Omaha, and start recognizing your share of equity method earnings or losses. Please refer to any accounting literature you relied upon in coming to this determination.

Response: Omaha reports on a fair value basis.   Each of its assets and liabilities are “marked to market” for reporting purposes, including the mortgages encumbering the real estate properties owned by Omaha. Since the fair value of the mortgages is lower than the face value of the mortgages when Registrant evaluates quarterly its equity investment in Omaha, it takes into consideration that the fair value of the properties is less than the combination of the face value of the mortgages and Omaha’s other liabilities. If Omaha were to sell its properties in the near term, it is the higher face value of the mortgages rather than the fair value of the mortgages which Omaha would have to satisfy resulting in a lower residual equity value.  Additionally, the terms of Omaha’s unsecured debt precludes Omaha from making distributions to its members until the unsecured debt is satisfied.  Also, Omaha has mortgage maturities due in the next 12 months. If Omaha cannot repay these mortgages at maturity and cannot refinance such indebtedness, Omaha may be forced to dispose of properties upon disadvantageous terms. For these reasons, Registrant feels that a reserve of 100% of its investment in Omaha continues to be warranted.  Registrant reviews the reserve for its investment in Omaha each quarter. Registrant followed the rules and guidelines as described in the accounting pronouncement ASC 450-20, Contingencies and Loss Contingencies.

SB Partners acknowledges that:

It is responsible for the adequacy and accuracy of the disclosure in its filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me with any questions or comments regarding this response.

Sincerely,

SB Partners
By: SB Partners Real Estate Corporation, its General Partner
/s/ John H. Zoeller
Vice President and Chief Financial Officer